SECURITIES AND EXCHANGE
COMMISSION WASHINGTON, DC 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ABC FUNDING, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

00640 10 2
(CUSIP Number)

CIT Group Inc.
505 Fifth Avenue
New York, New York 10017
(212) 771-0505
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 2, 2008
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box: [ ]

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). CIT Group Inc.* 65-1051192

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole Voting Power

24,199,996 share of Common Stock

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

24,199,996 shares of Common Stock

	10.	Shared Dispositive Power With

0

11.	Aggregate Amount Beneficially Owned by Reporting Person

24,199,996 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

50.9%

14.	Type of Reporting Person (See Instructions)

CO
*	This schedule is filed on behalf of CIT Group Inc. and its wholly-owned subsidiaries, The CIT Group/Equipment Financing, Inc., The CIT Group/Commercial Services, Inc., C.I.T. Leasing Corporation, CIT Holdings, LLC, CIT Credit Group USA Inc. and CIT Capital USA Inc.

ITEM 1.	SECURITY AND ISSUER.

        This Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of ABC Funding, Inc., a Nevada corporation (“Issuer”). The address of the principal executive office of the Issuer is 4606 FM 1960 West, Suite 400, Houston Texas 77069.

ITEM 2.	IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed by and on behalf of CIT Group Inc. (the “Reporting Person”), a Delaware corporation, and its wholly-owned subsidiaries, The CIT Group/Equipment Financing, Inc., The CIT Group/Commercial Services, Inc., C.I.T. Leasing Corporation, CIT Holdings, LLC, CIT Credit Group USA Inc. and CIT Capital USA Inc. The business address of the Reporting Person is 505 Fifth Avenue, New York, New York 10017.

        During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On September 2, 2008, the Reporting Person was granted a warrant to purchase up to 24,199,996 shares of Common Stock (the “Reporting Shares”) by the Issuer. The warrant has an exercise price of $0.35 per share. The Reporting Person’s exercise of the warrant is subject to the Issuer amending its Certificate of Incorporation to increase the amount of its authorized Common Stock.

ITEM 4.	PURPOSE OF THE TRANSACTION.

        On September 2, 2008, the Issuer entered into a new revolving credit agreement (the “Credit Agreement”) and term loan agreement (the “Loan Agreement”) with the Reporting Person, as administrative agent, and several other banks and financial institutions. Proceeds from the Credit Agreement and the Loan Agreement were used to fund the Issuer’s acquisition of Voyager Gas Corporation. Both the Credit Agreement and the Loan Agreement are secured by all of the assets of the Issuer and its subsidiaries. In connection with these transactions, the Issuer granted the Reporting Person a warrant to purchase the Reporting Shares. The Reporting Person’s ownership interest was acquired for investment purposes. The Reporting Person does not have any present plans or proposals that relate to or would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of September 12, 2008, the Reporting Person beneficially owns 24,199,996 shares of Common Stock, issuable upon the exercise of the Common Stock warrant, representing 50.9% of the outstanding Common Stock of the Issuer.

        (b) Upon exercise of the warrant, the Reporting Person has the sole power to direct the voting and disposition of 24,199,996 shares of Common Stock.

        (c) Except as disclosed in Item 3 and Item 4 herein, to the best knowledge of the Reporting Person, no transactions in the Issuer’s Common Stock have been effected by the Reporting Person in the sixty days prior to the filing of this Schedule 13D.

        (d) Not applicable

        (e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        As discussed above, the Reporting Person acquired the right to purchase the Reporting Shares pursuant to the Warrant. The Warrant between the Issuer and the Reporting Person governs certain terms and conditions relating to the warrant and the exercise for the underlying common stock is incorporated herein by reference. This summary of the Warrant is qualified in its entirety by reference to the text of Exhibit A hereto.

        Other than as concerns the warrant granted to the Reporting Person, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Warrant, dated September 2, 2008 (incorporated by reference to Exhibit 99.10 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2008).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIT Group Inc.

By:	/s/ James P. Shanahan Name: James P. Shanahan Title: Senior Vice President

Date: September 12, 2008